Exhibit 99.1

Inspira™ Announces $1.65 Million Registered Direct Offering of Ordinary Shares by Inspira CEO’s Mother with Leading Fund Manager

Ra’anana, Israel, April 1, 2024 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), today announced a strategic investment by leading investor, Mr. Ronen Juster, and the mother of Inspira’s Chief Executive Officer, Ms. Margi Ben-Noon. The Company has entered into a definitive agreement for the issuance and sale of an aggregate of 1,339,285 of ordinary shares at a price per share of $1.232, in a registered direct offering. The offering is expected to close on or about April 2, 2024, subject to the satisfaction of customary closing conditions.

The proceeds to Inspira from the offering are expected to be $1.65 million. Inspira currently intends to use the net proceeds from the offering for working capital and general corporate purposes.

The securities described above are being offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (Registration No. 333-266748), including a base prospectus, previously filed with the Securities and Exchange Commission (SEC) on August 10, 2022, and declared effective by the SEC on August 18, 2022. The offering of such securities is being made only by means of a prospectus supplement that forms a part of the registration statement. A final prospectus supplement and an accompanying base prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is leading the way in transforming life-support care. Its innovative solutions are paving the way for direct blood oxygenation, bypassing the lungs, and potentially reducing the need for traditional mechanical ventilation. Beyond this, the Company is committed to advancing blood circulation technology and incorporating AI-driven monitoring systems. These advancements are part of its strategy to offer more patient-focused, data-informed care. The integration of these technologies signifies the potential to enhance patient outcomes and streamline hospital operations, marking a new era in respiratory care.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements under U.S. Federal securities laws. These forward-looking statements and their implications are based only on the current expectations of the management of the Company. They are subject to several factors and uncertainties that could cause results to differ materially from those described in the forward-looking statements, such as market and other conditions. For example, the Company uses forward-looking statements when it discusses the completion of the offering, the satisfaction of customary closing conditions related to the offering and the anticipated use of proceeds therefrom. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485